
07001814

SECUR... ...ON
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32482

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Credit Suisse Asset Management Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Eleven Madison Avenue
(No. and Street)

New York (City) NY (State) 10010 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas Gordon, CFO 212-325-7226
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue (Address) New York (City) New York (State) 10154 (Zip Code)

PROCESSED
APR 13 2007
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.


SEC MAIL PROCESSING
RECEIVED
MAR 02 2007
WASH., D.C.
185
SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas Gordon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Credit Suisse Asset Management Securities Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Rose LaLumia
Notary Public, State of New York
No. 01LA6047095
Qualified in Bronx County
Commission Expires August 28, 2006 2010

Subscribed and sworn to before me this 26th day of February, 2007

[signature]
Notary Public

[signature]
Signature

Director / CFO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CREDIT SUISSE ASSET MANAGEMENT SECURITIES, INC.

(A Wholly Owned Subsidiary of
CSAM Americas Holding Corp.)

Statement of Financial Condition

December 31, 2006

Assets		
Cash and cash equivalents	$	11,761,472
Sub-administrative fees receivable		296,519
Distribution fees receivable		537,556
Deferred tax asset		551,738
Due from other Credit Suisse related entities		1,401,586
Prepaid expenses and other assets		95,512
Total assets	$	14,644,383
Liabilities and Stockholder's Equity		
Accounts payable and accrued expenses	$	2,418,656
Due to other Credit Suisse related entities		2,970,442
Total liabilities		5,389,098
Common stock, $1 par value; 100 shares authorized; 10 shares issued and outstanding		10
Additional paid-in capital		485,990
Retained earnings		8,769,285
Total stockholder's equity		9,255,285
Total liabilities and stockholder's equity	$	14,644,383

See accompanying notes to financial statements.

END